DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

WRITER'S DIRECT
212 450 6341
nicole.chao@dpw.com

File No. 82-4939

April 23, 2004

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant information filed on February 10th 2004
- Earnings presentation filed on March 1st 2004.

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at 212- 450-6341. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Nicole Chao
Legal Assistant

dlw
4/27

Attachment

By Hand Delivery

GRUPO FERROVIAL, S.A., in compliance with article 82 of the Securities Market Law (Ley del Mercado de Valores), hereby notifies the Comisión Nacional del Mercado de Valores of the following:

SIGNIFICANT INFORMATION

Updating the information released on 3 February 2004,"407 ETR Concession Company Limited" ("407 ETR"), the company holding the concession to the toll road of the same name in Toronto (Canada), sought an injunction on 4 February 2004 against the Government of Ontario's claim that the increase in tolls at the 407 ETR without the Administration's authorisation constituted a breach of the concession contract.

On 9 February 2004, the Ontario Superior Court issued a decision by virtue of which the Government of Ontario's declaration of breach of contract is invalidated until the dispute between the Administration and the concession company about the toll increase system is resolved through arbitration as envisaged in the concession contract, so that the parties' rights are protected until the dispute is settled. As reported previously, the preparatory measures have already commenced.

Madrid, 10 February 2004

José María Pérez Tremps
Director and Company Secretary - Grupo Ferrovial, S.A.

File No. 82-4939

EARNINGS PRESENTATION

January - December 2003

ferrovial

1 March 2004

Introduction

Change in group size and profile

- ú Acquisition of services companies
- ú International expansion

Cash flow generation

ferrovial

Key financials

	2003	2002	Δ %
Revenues	6,026	5,040	19.6
EBITDA	886	652	36.0
EBIT	615	485	27.0
Net profit (*)	341	456	-25.3
Operating cash flow	516	292	
Net debt / (Cash)	591	(303)	
Gearing	34%	--	
Capex	862	541	

(*) Net Profit, excluding the Cintra deal and related provisions is 296 million, a 14,9% increase.

Income statement

	Dec. 03	Dec. 02	%
Net sales	6,025.9	5,040.2	19.6
EBITDA	885.8	651.5	36.0
Period depreciation and provisions	270.9	166.5	62.7
EBIT	614.9	485.0	26.8
Financial result	-71.8	-24.7	-190.7
Equity-accounted affiliates	4.8	12.4	-61.6
Amortization of goodwill in consolidation	-44.2	-24.0	84.4
ORDINARY INCOME	503.6	448.7	12.2
Extraordinary income	102.5	235.6	-56.5
EBT	606.1	684.3	-11.4
NET ATTRIBUTABLE INCOME	340.6	455.8	-25.3

ferrovial

Market capitalization (27 Feb. 2004)



9.905
6.061
4.826
4.118
3.849
3.385
3.305
2.796
2.160
1.740
1.667
1.459
1.200
1.099
321
239
8
Bouygues
Vinci
ACS
Ferrovial
FCC
S y V
Acciona
Skanska
T. Woodrow
Hochtief
Eiffage
Balfour
AMEC
Billfinger
Impregilo
Budimex
Phillipp Holzman

Shareholder remuneration

	2003 (p)	2002	2001	2000	1999
Dividend	0.60	0.67	0.41	0.28	0.20
Remuneration					
Via dividend	2.5%	3.4%	3.0%	1.9%	0.9%
Via share appreciation	15.0%	22.7%	44.8%	-5.6%	-37.2%
	17.5%	26.1%	47.8%	-3.6%	-36.4%

- The gross dividend per share has tripled since 1999
- Since Ferrovial´s IPO, share price has increased by 28% vs a -18% decrease of Ibex-35.

(p) proposed by the Board

Breakdown by business area

SALES	2003	2002	Δ %
Construction	3,601.3	3,788.9	-5.0
Real Estate	728.7	619.7	17.6
Infrastructure	523.6	449.9	16.4
Services	1,358.1	340.1	299.3
Adjustments	-185.8	-158.4	
Total	6,025.9	5,040.2	19.6

EBIT	2003	2002	Δ %
Construction	167.9	155.2	8.2
Real Estate	132.7	103.8	27.8
Infrastructure	245.4	210.7	16.5
Services	71.2	18.4	287.0
Other	-2.3	-3.1	
Total	614.9	485.0	26.8

ferrovial

Business diversification (%)

Sales


2003
22%
8%
12%
58%
2002
7%
9%
12%
72%

EBIT


2003
12%
27%
40%
21%
2002
4%
32%
43%
21%

For the first time, less cyclical activities represent more than 50% of earnings

Construction · Real Estate · Infraestructure · Services

ferrovial

Geographic diversification

Sales


2003
67%
33%
UK 14%
Canada 4%
Chile 2%
Poland 8%
2002
71%
29%

EBIT


2003
58%
42%
UK 8%
Canada 21%
Chile 6%
2002
58%
42%

Domestic International

Investment and growth

1997 - 2003 → 3.4bn

Investment by business


Other
Infrastructure
Construction
6%
13%
53%
28%
Services

80% of capex is in less cyclical activities


Gross capex - excluding land purchases
178
455
543
367
429
541
862
1997
1998
1999
2000
2001
2002
2003


Net debt
342
108
-288
-417
-287
303
-591
1997
1998
1999
2000
2001
2002
2003

Gross capex per division

	2003	2002
Construction	44.6	62.6
Real Estate	5.3	8.8
Infrastructure	129.5	417.7
Services	669.2	16.6
Telecommunications	12.2	32.6
Other	1.2	3.1
Total	862.0	541.4

ferrovial

Funds from operations - Net of taxes

	2003	2002
Cash flow from operations	516.4	292.2
Construction	380.4	355.3
Infrastructure	152.4	121.4
Real Estate	2.2	-184.8
Services	-8.0	0
Corporation / Other	-10.5	0.3

(with concessions companies by equity method)

Change in cash position

Starting cash balance in 2003		303
Cash flow from operations		516
Investment flow		-793
	Investments	-857
	Divestments	64
Debt from new companies		-502
Dividend payments		-95
Other		-20
Closing debt balance in 2003		-590

Net cash position - 2003

	Ferrovial	Concessionaires	Total
Debt	1,267.5	5,350.5	6,618.0
Cash + cash equivalents	677.0	421.0	1,098.0
Net position	-590.5	-4,929.6	-5,520.1
Leverage	34%		

BUSINESS AREAS

Construction
Services
Infrastructure
Real Estate

ferrovial

Construction - Key figures

- ø Improved profitability
- ø Strong domestic market
- ø Impact of exchange rate
- ø Poland
  - ú European funds 2007 - 2013

	2003	2002	Δ %
Sales	3.601,3	3.788,9	-5,0
EBITDA	323,0	236,0	37,0
Margin	9,0%	6,2%	
EBIT	167,9	155,2	8,2
Margin	4,7%	4,1%	
Backlog	6.106	5.922	3,1
WPC	254	253	
WPC in days	26	24	

Budimex	2003	2002	Δ %
Sales	478.3	618.8	-22.7
EBITDA	14.7	16.7	-12.2
Margin	3.1%	2.7%	
EBIT	2.5	2.8	-12.2
Margin	0.5%	0.5%	
Backlog	407	515	-21.0

Services - Key figures

- Change in size
  - 2003 - Acquisitions
  - 2004 - Integration & consolidation
- Strong organic growth and widening margins

	2003	2002	Δ %
Sales	1.358,1	340,1	299,3
EBITDA	109,8	28,8	281,3
Margin	8,1%	8,5%	
EBIT	71,2	18,4	287,0
Margin	5,2%	5,4%	
Backlog	5.177	816	534,6

Organic growth

	2003	2002	Δ%
Sales	413,1	340.8	21.5
EBITDA	33.6	28.8	16.6
Margin	8.1%	8.5%	
EBIT	25.6	18.4	39.1
Margin	6.2%	5.4%	
Backlog	963	816	18.0

Services - Amey

- No negative surprises
- Goodwill
- Restructuring plan
  - Business reorganization
  - Management reorganization
  - Cost cuts
  - Investment in IT

	2003 (*)
Sales	800.4
EBITDA	53.6
Margin	6.7%
EBIT	35.0
Margin	4.4%
Backlog	2,780

(*) 7 months

Services - Cespa

- Solid commercial position:
  - Municipal waste collection: 7%
  - Industrial waste collection: 27%
  - Controlled landfills: 30%
  - Hazardous waste: 38%
- Efficiency improvement
- Favorable operating environment

	2003 (*)
Sales	144.6
EBITDA	22.6
Margin	15.7%
EBIT	13.8
Margin	9.5%
Backlog	1,434

(*) 3 months

ferrovial

Infrastructure - Key figures

- Toll roads
  - Awarded N4 / N6 in Ireland
  - MDI agreement signed with Chilean government
  - Strong traffic growth
  - First year of deregulated tolls in Canada
- Airports
  - Increased stake in Sydney airport
  - Acquired 100% of Belfast City Airport
- Car parks
  - 5% increase in parking spaces

	2003	2002	Δ %
Sales	523.6	449.9	16.4
EBITDA	316.7	279.3	13.4
Margin	60.5%	62.1%	
EBIT	245.4	210.7	16.5
Margin	46.9%	46.8%	

	2003	2002	Δ %
Toll Road Traffic			
Canada	258.832	254.978	1,5
Ausol I	18.199	15.397	18,2
Ausol II	14.915	12.295	21,3
Autema	16.962	15.007	13,0
Airport Traffic			
Sidney	24.572	23.889	2,9
Bristol	3.841	3.375	13,8
Belfast	1.203	1.162	3,5

Real Estate - Key figures

- Growth plus stable returns
- Active risk management

	2003	2002	Δ %
Sales	728.7	619.7	17.6
EBITDA	136.3	106.5	28.3
Margin	18.7%	17.2%	
EBIT	132.7	103.8	27.8
Margin	18.2%	16.8%	
Backlog	1,036	955	8.5
Pre-sales	720	655	9.9
Homes:			
Sold	3,013	3,508	
Brokered	5,100	2,853	

Risks

Exchange rate risk

Interest rate risk

Change of accounting regulations (IAS)

ferrovial

Conclusions & Targets

BACKLOG

High volume

High margin

MARKETS

Strong domestic market

Infrastructure

Concessions

International Expansion

INVESTMENT POTENTIAL

Cash Flow Generation

Leverage Capacity

CHALLENGES

Acquisitions turnaround

2004 Targets

Sales	>	**20%**
Net Profit	>	**10%**